UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number:
001-32344
USAutos Series 2004-1 Trust
(Exact name of registrant as specified in its charter)
7801 North Capital of Texas Highway, Austin,Texas 78731 (512) 342-3000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
5.10% Freedom Certificates, USAutos Series 2004-1 Class A Certificates
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4 (a) (1) [ ]
Rule 12g-4 (a) (2) [ ]
Rule 12h-3 (b) (1)(i) [x]
Rule 12h-3 (b) (1)(ii) [ ]
Rule 15d-6 [ ]
Approximate number of holders of record as of the certification or notice date:
0
Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: 3/30/11 By: /s/ Melissa Gambol
Counsel, K&L Gates LLP
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities
Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.